Exhibit 99.1

[Printed on Roscoe Postle Associates Inc. Letterhead]

CONSENT OF ROSCOE POSTLE ASSOCIATES INC.

In connection with the registration statement of Avalon Rare Metals Inc. (the “Company”) on Form F-10 (No. 333-173669), and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein (collectively, the “Registration Statement”), the undersigned hereby consents to references in the documents included or incorporated by reference in the Registration Statement to the undersigned’s name and involvement in the preparation of the June 2010 Prefeasibility Study in respect of the Company’s Thor Lake Project and the update thereto (collectively, the “Study”) and the Company’s NI 43-101 technical report entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada,” as amended (the “Technical Report”), and to the inclusion and incorporation by reference of the technical information from the Study and the Technical Report in the Registration Statement.  We also consent to the references to us under the headings “Interest of Experts” in the Registration Statement.

Roscoe Postle Associates Inc.

/s/ J. Cox

By: Jason Cox
Title: Director of Mine Engineering,
Roscoe Postle Associates Inc.

Date: July 26, 2011